

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2013

Via E-mail
Jeffrey Weissmann, Esq.
General Counsel and Secretary
National General Holdings Corp.
59 Maiden Lane, 38th Floor
New York, New York 10038

> **Re: National General Holdings Corp.**
> **Registration Statement on Form S-1**
> **Filed August 7, 2013**
> **File No. 333-190454**

Dear Mr. Weissmann:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that there are two additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. We note that you intend to apply for the listing of your common stock on the Nasdaq Global Market. Please expand your disclosure to clarify whether you applied to obtain listing of your common stock, and if so, the status of your application. If you have not yet filed an application, please expand your disclosure to clearly state that an application has not yet been filed and disclose when you expect to file such an application.

4. We note there is no public market for your shares of common stock, although you intend to apply to have your common stock approved for listing on the Nasdaq Global Market. As such, please specify on the cover page and in the "Determination of Offering Price for this Offering" and "Plan of Distribution" sections, as appropriate, the price, or a bona fide range, at which the common shares will be offered to the public and indicate that once the securities are listed on the Nasdaq Global Market, they will be sold at prevailing market prices or at negotiated prices.

5. Please provide updated financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Summary
Our Products, page 3

6. Please briefly describe the Patient Protection and Affordable Care Act ("PPACA") the first time you refer to it in this section.

Our Competitive Strengths, page 3

7. In the fifth bullet point, please define the term "reinsurance partners" and describe the nature of the partnerships.

8. In the fifth bullet point, you refer to your "close relationship with AmTrust Financial Services, Inc." and state that it should allow you to develop joint marketing initiatives. Please describe your relationship with AmTrust the first time you refer to it in this section.

Company Information, page 8

9. Please file the lease agreement for your executive offices as an exhibit.

Risk Factors
Risks Relating to Our Business Generally
Our insurance subsidiaries are subject to a minimum capital and surplus…, page 14

10. Please quantify the statutory and regulatory restrictions applicable to insurance companies imposed by the states of domicile which limit the amount of cash dividends or distributions that they may pay unless special permission is received from the state of domicile in this risk factor discussion. Also, please disclose the amount of dividends paid

by your subsidiaries to you and whether the company obtained permission from the states of domicile before the dividends were paid.

We have recently transitioned our advertising and marketing to our new brand…, page 14

11. Please disclose when you transitioned to your new brand name "National General Insurance."

We may not be able to successfully acquire or integrate additional businesses…, page 17

12. Please describe the regulatory approvals that you still need to receive before you can commence selling your A&H health insurance products.

Our principal stockholders have the ability to control our business, which may…, page 18

13. Please expand your disclosure in this risk factor to describe why you are deemed to be a "controlled company." Also, please describe all of the exemptions from certain corporate governance requirements available to you as a controlled company.

Assessments and other surcharges for guaranty funds, second-injury funds…, page 24

14. Please expand your disclosure in this risk factor to describe how your share of the assessments and surcharges discussed in this risk factor is determined.

Risks Relating to Our Insurance Operations
We write a significant amount of business in the sub-standard auto insurance…, page 26

15. Please quantify the amount of your business you write in the substandard auto insurance market in this risk factor.

Risks Related to an Investment in our Common Stock
If we become publicly traded, our senior executive officers and several of…, page 33

16. Please describe the demands of being a publicly traded company versus a private company to which you refer in this risk factor.

Dividend Policy, page 36

17. Please disclose the aggregate amount of dividends that could be paid to you at the end of the latest fiscal year without regulatory approval.

Capitalization, page 37

18. In reflecting the pro forma amounts for your conversion of Series A Preferred Stock and private placement of common stock in June 2013, your retained earnings decreases by

$12.2 million. Please explain any charge recorded related to the conversion and private placement in your updated financial statements and related disclosure. To the extent necessary for us to understand the charge, please separately reference for us the authoritative literature you relied upon to support your accounting.

Selected Financial Data, page 38

19. Please revise your presentation to include both basic and diluted earnings per share on an historical basis. After you update your financial information through June 30, 2013, which will include the actual conversion of your Series A Preferred Stock, please remove your pro forma earnings per share information.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Acquisitions, page 44

20. In the fifth and ninth bullet points, you reference the need for "requisite approvals" and "necessary licenses and approvals," respectively. Please describe these "requisite approvals" and "necessary licenses and approvals" and to the extent known, when you anticipate receiving them.

21. In the eighth bullet point, please identify the AmTrust affiliate from which you assumed 100% of an in-force book of A&H business.

Reserves for loss and loss adjustment expenses, page 48

22. Please revise your disclosure to explain the apparent inconsistency in your statement in the first paragraph on page 49 that "We do not anticipate that we will make any material reserve adjustments" with the risk factor on page 14 that indicates that as a result of uncertainties, your ultimate paid loss and LAE may deviate, "perhaps substantially" from your estimates of such losses and expenses.

23. We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand management's method for establishing the estimate; whether and if so to what extent and why you have adjusted your assumptions used to determine the estimate from the assumptions used in the immediately preceding period; and the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in revising your disclosure in response to the comments listed below.

- Please disclose the amount of the reserve for loss and loss adjustment expense, separately indicating IBNR and case reserves, for each period presented.

- Please describe the methods you used to determine your reserve for loss and loss adjustment expense by line of business. Your discussion should name the actuarial methods used and should highlight the fact that you recently began underwriting operations.
- Please identify and describe those key assumptions included in your underlying actuarial methodologies that materially affect the estimate of the reserve for loss and loss adjustment expenses. From your disclosures in the risk factors section it appears that the number of claims expected to be paid (frequency) and the average cost per claim (severity) are considered to be the key assumptions that materially affect your losses and loss adjustment reserve. When applicable, for each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period.
- In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why you believe the scenarios quantified are reasonably likely.
- Describe your policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by your actuaries.
  - If such a policy exists, describe the method used to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.
  - When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used to determine it, and the specific underlying reasons that explain why you believe that the adjustment or reversal is necessary.
- In addition to quantifying the changes recorded to prior year reserves and stating that the changes reflected revisions in the estimated reserves considering the actual claims activity experienced, and disclosing that they were primarily the result of favorable loss development due to lowered actuarial estimates, please disclose the following, when material, to explain the reasons for the change in estimate, separately for each line of business:
  - Identify and describe in reasonable specificity the nature and extent of either new events that occurred or additional experience/information obtained since the prior period that led to the change in estimates and the key assumptions affected by line of business.
  - Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Fair value of financial instruments, page 51

24. You disclose that if you determine that the fair value estimate provided by a pricing service does not represent fair value you produce an estimate of fair value based on dealer quotations or through consensus pricing of a pricing service. Please revise your disclosure to:

- Indicate the number of prices you generally obtained per instrument, and if you obtained multiple prices, how you determined the ultimate value you used in your financial statements;
- Clarify the specific procedures performed to validate the prices obtained from third parties and to ensure that the instruments are properly classified within the fair market hierarchy; and
- Disclose how and why, you adjusted prices you obtained from the independent pricing services and clarify that you made no adjustments to Level 1 inputs. Disclose instances of adjustments made to observable inputs and quantify and explain the reason for making such adjustments. Clarify why adjustments to fair value provided by pricing services did not result in a reclassification of the instrument measured to Level 3.

Results of Operations
Consolidated Results of Operations for the Year Ended December 31, 2012 Compared to the
Year Ended December 31, 2011, page 56

25. In the third paragraph on page 57, you disclose that your net loss ratio was impacted by catastrophic losses related to Hurricane Sandy. Please quantify the impact of this catastrophe. In addition, please tell us whether catastrophe losses in general are material to your operations. If catastrophe losses are material to your operations, please revise your disclosure to:

- Clearly disclose the amount of catastrophe losses for each period;
- Clearly indicate what losses you characterize as catastrophes;
- Separately disclose the losses recorded for each significant catastrophe;
- Indicate how you identify an individual catastrophe as being significant; and
- Disclose the amount of significant prior period loss development by significant catastrophe in each period presented.

Consolidated Results of Operations for the Year Ended December 31, 2011 Compared to the
Ten-Month Period from March 1, 2010 (inception) to December 31, 2010, page 58

26. In the last paragraph on page 59 you disclose that you incurred a tax loss related to a commutation of reserves that was not reported as a loss for GAAP purposes due to acquisition date accounting. Please tell us why it was appropriate to apparently reflect this benefit in your 2010 tax provision. Tell us why a deferred tax asset was not

appropriate for this item at your acquisition date and reference for us the authoritative literature you relied upon to support your accounting.

A&H Segment Results of Operations 2012, page 64

27. Please disclose the amount of the expected underwriting losses if material. In addition please tell us how these anticipated losses impacted your assessment of the realizability of deferred acquisition costs.

Investment Portfolio, page 64

28. Please disclose the investment quality of your corporate bond holdings and their terms. Please disclose concentrations arising from similar geographic regions, activities, or economic characteristics of the companies in your corporate bond portfolio.

Liquidity and Capital Resources, page 71

29. Please expand your disclosure in this section to quantify your cash, cash equivalents and working capital.

30. Clarify whether or not in the second paragraph on page 72 you disclose an intercompany pooling agreement whereby the results of underwriting operations of each subsidiary in the pooling agreement is transferred to and combined with those of the others and the combined results are then reapportioned to the participating subsidiaries. Disclose the allocations under the pooling agreement if such disclosure is applicable.

31. You disclose that in 2012 you formed a Luxembourg holding company and acquired a Luxembourg-domiciled captive insurance company and disclose that in September 2012, you acquired from the Coca-Cola Bottlers' Association the "TABS" companies. You also state that you believe that the TABS companies, which wrote approximately $23 million in stop loss premium in 2012, have significant growth potential. Please tell us:

- The nature and the business purpose of transactions with captives. Explain whether and if so, how you reinsure with these captives including whether, and if so, to what extent, captives assume reinsurance from third parties to whom you ceded policies.
- The amount of captives' obligations and the nature and amount of assets, guarantees, letters of credit or promises that secure the captives' obligations. Tell us the nature and amount of the parent holding company's assets, guarantees, letters of credit or promises securing the captives' obligations.
- The effects in your GAAP consolidated financial statements of transacting with captives directly and, if applicable, indirectly through third parties.
- Your consideration of disclosing the risks of employing your captives strategy.
- Any uncertainties associated with the continued use of this strategy and the expected effects on your financial position and results of operations if you discontinue this strategy.

32. You disclose that in connection with the acquisition of your Luxembourg-domiciled captive, you acquired the equalization reserves of the captive insurance company and disclose that the equalization reserve is a catastrophe reserve in excess of required reserves determined by a formula based on the volatility of the business ceded to the captive insurance company. You state that as of March 31, 2013, you had approximately $111 million of unutilized equalization reserves. Please tell us and clarify in the filing how the unutilized equalization reserves impact your financial statements. In your response, please confirm/clarify whether the equalization reserve is a statutory reserve and how it impacts your deferred tax accounting.

33. Please revise your discussion, for all periods presented, to address all material sources and uses of cash. In this regard, for example, your financing activities for the interim March periods appear to have been materially impacted by increased proceeds from the issuance of notes payable in 2013 that you do not appear to discuss in your disclosure. In addition, you do not appear to discuss your cash flows from 2010.

Revolving Credit Agreement, page 76

34. Please disclose whether there is an outstanding balance on your terminated $25 million credit agreement in this section, and if so, please quantify the amount still owed.

Business
Our Competitive Strengths
Long Standing Affinity Partnerships, page 84

35. Please expand your disclosure in this section to identify the two affinity partners with which you recently entered into a 20-year extension.

P&C Segment
Affinity Distribution Channel, page 86

36. We note that you had $157.1 million in net premium written under your marketing agreement with Good Sam Enterprises, LLC. Please expand your disclosure to describe the material terms of this agreement, including the parties' rights and obligations, duration of the agreement, termination provisions and payment provisions.

Ratings, page 93

37. We note that A.M. Best has currently assigned your P&C insurance subsidiaries a group rating of "A- (Excellent)." Please expand your disclosure to explain the significance of the rating assigned (e.g. the third highest of ten ratings).

Technology, page 96

38. Please expand your disclosure in this section and throughout your prospectus as appropriate to provide a description of your new policy administration system, when exactly it was launched, and how it differs from your legacy systems thereby enabling you to reduce your information technology operating expenses.

Regulation
State Insurance Regulation
Financial Oversight
Investments, page 98

39. Please quantify the limitations that are placed on the amounts an insurer may invest in a particular issuer and the aggregate amount an insurer may invest in certain types of investments.

40. Please describe which investments are prohibited.

Risk Based Capital Regulations, page 99

41. We note that at December 31, 2012, your insurance subsidiaries' risk-based capital levels exceeded the minimum level that would trigger regulatory attention. Please expand your disclosure to quantify the minimum level that would trigger regulatory attention.

42. Please disclose your insurance subsidiaries' risk-based capital levels and the minimum level of risk based capital amount that would trigger regulatory action for each of your subsidiaries or direct us to such disclosure.

Statutory Accounting Principles, page 99

43. Please revise your disclosure to discuss the specific differences between statutory accounting principles and GAAP as they relate to your operations.

Insurance Regulatory Information System Ratios, page 99

44. Please describe the thirteen industry ratios and the "usual values" which you reference in this section.

45. We note that departure from the usual values on four or more of the ratios can lead to inquiries from individual state insurance commissioners as to certain aspects of an insurer's business. Please specify whether any of your subsidiaries depart from the usual values of four or more of the ratios.

Management
Executive Officers and Directors, page 105

46. Please revise the biography for Mr. Michael Karfunkel to provide his business experience during the past five years. Also please disclose the time frames that Mr. Karfunkel has held positions at AmTrust and Maiden.

47. Please revise the biography for Mr. Robert Karfunkel to provide his business experience during the past five years.

48. For your directors, please provide disclosure in their biographies discussing the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director pursuant to Item 401(e)(1) of Regulation S-K.

Code of Business Conduct and Ethics, page 108

49. Please disclose whether a copy of your code of business conduct and ethics is available on your website.

Summary Compensation Table, page 112

50. We note your discussion on page 110 in the section entitled "Other Benefits and Perquisites," which states that Barry Karfunkel and Robert Karfunkel are each provided a company car. Please revise your summary compensation table to include amounts attributable to personal use of a company for Barry Karfunkel and Robert Karfunkel.

Shares Available for Future Sale, page 141
Lock-Up Agreements, page 141

51. Please file the lock-up agreements as exhibits.

Selling Stockholders, page 144

52. We note the reference in footnote 30 to 33 unidentified selling stockholders. Please revise the list of selling stockholders to name each such selling security holder as requested by Item 507 of Regulation S-K.

Annual Consolidated Audited Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

53. It is unclear what office of your audit firm performed the audit. Although the report mentions New York, New York in the fourth line, it appears that it could be part of your address in addressing the report to your board or directors. Please have your auditors revise their report to clearly indicate the city and state in which the report was issued as required by Item 2-02(a)(3) of Regulation S-X.

Consolidated Statements of Changes in Stockholder's Equity, page F-5
Consolidated Statements of Cash Flows, page F-6

54. Please explain to us the transaction that resulted in negative stock compensation expense reported during the year ended December 31, 2012 or direct us to existing disclosure. Reference for us the authoritative literature you relied upon to support your accounting.

55. Please revise your historical financial statements to retrospectively present your 286.22 for one stock split.

Notes to Consolidated Financial Statements
2. Accounting Policies
(c) Premiums and Other Receivables, page F-7

56. On page 45, you disclose that you collect various service fees including commissions generated by selling third-party products but your accounting policy for recording such service fees is not disclosed. Please disclose your revenue recognition accounting policy for all types of service fees.

(f) Ceding Commission revenue, page F-8

57. Please revise your disclosure to describe your accounting for the experience-based adjustable feature disclosed in your note and its implication in your risk transfer assessment.

58. Please tell us why it is appropriate to classify your ceding commissions as revenue instead of as a reduction of your deferred acquisition costs and reference for us the authoritative literature you rely upon to support your accounting.

5. Equity Investments in Unconsolidated Subsidiaries, page F-26

59. Disclose the methodologies and the main assumptions used to calculate the fair values of the life settlement contracts and discuss why the assumptions used are considered appropriate. Disclose whether or not the estimated life expectancy calculations are made in-house or in reliance on outside parties. Identify and describe in reasonable specificity the nature and extent of new events that occurred or additional experience/information obtained when the VIEs change the main assumptions used in these estimates.

60. Please correct what appears to be a typographical error in your first tabular disclosure on page F-28. The amounts presented for premiums due on life settlement contracts within the next five years and thereafter do not add up to $696.7 million.

6. Acquisitions and Disposals, page F-30

61. Please revise to include all of the disclosures required by ASC 805-10-50 as applicable. For example, it does not appear that you disclosed the revenue and earnings of the combined entity for the comparable prior period as though the acquisition date for all business combination that occurred during 2012 had occurred as of the beginning of the comparable prior annual period (supplemental pro forma information.)

62. Tell us how you applied the provisions of ASC 944-805-25 and ASC 944-805-30 that require that you consider insurance and reinsurance contracts acquired to be new contracts for measurement and accounting purposes and explain how fair values were calculated. Revise your disclosures to clarify. Ensure that all of the disclosures required by ASC 944-805-50-1 have been made. In your response, specifically tell us what the technical reserves intangible assets as disclosed in Note 7 on page F-35 represent and why it is appropriate to amortize this asset over three to five years. Also, tell us why the useful life of the loss reserve discount intangible asset increased from five years at the end of 2011 to 15 years at the end of 2012.

7. Goodwill and Intangible Assets, Net, page F-35

63. In the first risk factor on page 16 and elsewhere you disclose your intent to replace legacy mainframe systems with a new system by the end of 2013. In the tables in this note you indicate that computer software is amortized over five years. As your first year of operations was 2010 and you expect to replace current systems by the end of this year, please explain to us, and revise your disclosure accordingly, how you are accounting for the legacy systems that appear will be retired before their initial estimated lives.

64. In the third risk factor on page 14 you disclose that you transitioned your advertising and marketing to your new brand name from GMAC Insurance. In the tables in this note you indicate that trademarks are amortized over five years. Please tell us, and revise your disclosure accordingly, how you accounted for the GMAC Insurance trade name/trademarks at acquisition and the fact that you transitioned away from those trade names before the five year life you appear to assign.

10. Income Taxes, page F-37

65. The largest reconciling item in your rate reconciliation table for 2012 on page F-39 relates to a "prior year deferral adjustment." Please tell us what this adjustment represents and how it is properly reflected in 2012 instead of a prior period. Please reference for us the authoritative literature you rely upon to support your accounting.

23. Share-Based Compensation, page F-57

66. In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all

equity instruments issued since January 1, 2012 through the date of your response. Separately represent to us that you will update this schedule for any appropriate issuances after the date of your response through the date you complete your offering. Please provide the following information separately for each equity issuance:

- The date of the transaction;
- The number of shares/options issued/granted;
- The exercise price or per share amount paid;
- Your fair market value per share estimate and how the estimate was made;
- The identity of the recipient, indicating if the recipient was a related party;
- Nature and terms of concurrent transactions; and
- The amount of any compensation or interest expense element.

Progressively bridge your fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

25. Segment Information, page F-59

67. Please revise your disclosure to include your premium revenue and service revenue by each product and service or group of similar products and services as required by ASC 280-10-50-40.

Interim Condensed Consolidated Financial Statements (Unaudited)
Report of Independent Registered Public Accounting Firm, page F-64

68. Please have your auditors revise their report to identify the Public Company Accounting Oversight Board as being from the United States. Please see paragraph 3 of Auditing Standard No. 1.

Notes to Condensed Consolidated Financial Statements
5. Equity Investments in Unconsolidated Subsidiaries, page F-79

69. Please explain to us why the fair value of investments in life settlement contracts of $264.6 million in your tabular disclosure on page F-81 and in the first paragraph on page 70 does not agree to the fair value of $199.8 million disclosed in the first table on page 70.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
J. Brett Pritchard, Esq.
Locke Lord LLP
111 South Wacker Drive
Chicago, Illinois 60606